Museum Tower

150 West Flagler Street, Suite 2200

Miami, FL 33130

(305) 789-3200

stearnsweaver.com

November 14, 2017

VIA EDGAR

Ms. Kim McManus

Senior Counsel

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Bluegreen Vacations Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed November 7, 2017

File No. 333-221062

Dear Ms. McManus:

We are providing this letter on behalf of our client, Bluegreen Vacations Corporation (the “Company”), to respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter to Shawn B. Pearson, dated November 14, 2017 (the “Comment Letter”), relating to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) of the Company. Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For convenience, the Staff’s comments are repeated below in bold, in each case, followed by the Company’s response to the comment.

Prospectus Summary, page 1

1.	Please clarify for us if the 709,977-for-1 stock split will occur before the effectiveness of the Form S-1 or after the effectiveness but before the completion of the offering. If the split is to occur before effectiveness, please tell us your consideration of retroactively restating the number of shares and the EPS data for all of the periods presented in the financial statements.

This confirms that the 709,977-for-1 stock split to be effected in connection with the offering will be effected after the effectiveness of the Registration Statement but before the completion of the offering.

Dilution, page 40

2.	Please tell us how you calculate the pro forma net tangible book value of $276.5 million as of September 30, 2017.

As set forth on page 40 of the Registration Statement, the Company’s net tangible book value as of September 30, 2017 was approximately $276.5 million. As discussed with the Staff and shown in the table below, this amount equals the Company’s total assets, less the Company’s intangible assets and total liabilities, plus the Company’s deferred tax liabilities related to its intangible assets, in each case, as of September 30, 2017.

(in thousands)	As of September 30, 2017
Total assets	1,172,343
Less intangible assets	(61,602)
Less total liabilities	(857,600)
Plus deferred tax liabilities for intangible assets	23,400
Net tangible book value	276,541

We have attempted to address the comments raised by the Staff regarding the Registration Statement. If you have any questions or require any additional information, please feel free to contact me at (305) 789-3500. Thank you for your assistance.

Sincerely,

/s/ Alison W. Miller
Alison W. Miller

Enclosure

cc:	Via E-mail

Shawn B. Pearson

Anthony M. Puleo

Christopher D. Lueking